1934 Act Registration No. 333 – 13904

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15F

CERTIFICATION OF A FOREIGN PRIVATE ISSUER’S TERMINATION OF

REGISTRATION OF A CLASS OF SECURITIES UNDER SECTION 12(g) OF

THE SECURITIES EXCHANGE ACT OF 1934 OR ITS TERMINATION OF THE

DUTY TO FILE REPORTS UNDER SECTION 13(a) OR SECTION 15(d) OF

THE SECURITIES EXCHANGE ACT OF 1934

MTR CORPORATION LIMITED

(Exact name of registrant as specified in its charter)

MTR Tower

Telford Plaza

33 Wai Yip Street

Kowloon Bay

Hong Kong

+852 2993-2111

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

7.50% Notes Due February 4, 2009

7.50% Notes Due November 8, 2010

(Title of each class of securities covered by this Form)

Place an X in the appropriate box(es) to indicate the provision(s) relied upon to terminate the duty to file reports under the Securities Exchange Act of 1934:

Rule 12h-6(a)	☐	Rule 12h-6(d)	☐
(for equity securities)		(for successor registrants)

Rule 12h-6(c)	☒	Rule 12h-6(i)	☐
(for debt securities)		(for prior Form 15 filers)

PART I

Item 1. Exchange Act Reporting History

MTR Corporation Limited (the “Company”) is a company incorporated with limited liability under the Companies Ordinance of the laws of the Hong Kong Special Administrative Region (“Hong Kong”). The Company’s predecessor, Mass Transit Railway Corporation (“MTRC”), was a statutory corporation wholly-owned by the Government of Hong Kong and was established in 1975 to construct and operate a mass transit railway system in Hong Kong. In connection with the partial privatization of the Company by the Government of Hong Kong, the Company succeeded to the entire property, rights and liabilities of MTRC, including MTRC’s reporting obligations under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), on June 30, 2000.

MTRC first became subject to the Exchange Act reporting obligations as a result having completed a registered offering of US$300,000,000 aggregate principal amount of 7.25% Notes due 2005 (the “2005 Notes”). The 2005 Notes were registered under the Securities Act of 1933, as amended (the “Securities Act”), pursuant to a Registration Statement on Form F-1 (File No. 33-96234) that was declared effective on October 2, 1995 and an additional Registration Statement on Form F-1 (File No. 33-97614) that became effective on the same date pursuant to Rule 462(b) under the Securities Act. MTRC subsequently completed an additional registered offering of debt securities in February 1999, as described in Item 2 below.

The Company also completed a registered offering of debt securities in November 2000, as described in Item 2 below. Furthermore, the Company and a wholly-owned finance subsidiary filed a Registration Statement on Form F-3 (File No. 333-13904) on September 10, 2001 relating to debt securities to be offered and sold on a delayed basis pursuant to Rule 415 under the Securities Act, and such Registration Statement was declared effective on September 20, 2001. No securities have been offered or sold under such Registration Statement, and the Company filed a post-effective amendment to such Registration Statement on February 8, 2007 to remove from registration all securities available for issuance under such Registration Statement.

The Company has filed or submitted all reports required under Section 15(d) of the Exchange Act and the corresponding rules of the Securities and Exchange Commission (the “SEC”) for the 12 months preceding the filing of this Form 15F, including the Annual Report on Form 20-F for the fiscal year ended December 31, 2005, which was filed on June 21, 2006.

Item 2. Recent United States Market Activity

On February 4, 1999, MTRC completed a registered offering of US$750,000,000 aggregate principal amount of 7.50% Notes due 2009 (the “2009 Notes”). The 2009 Notes were registered under the Securities Act pursuant to a Registration Statement on Form F-3 (File No. 333-8694) relating to debt securities to be offered and sold on a delayed basis pursuant to Rule 415 under the Securities Act that was declared effective on May 4, 1998. MTRC has not conducted any other registered offerings of securities under the Securities Act.

On November 6, 2000, the Company completed a registered offering of US$600,000,000 aggregate principal amount of 7.50% Notes due 2010 (the “2010 Notes”). The 2010 Notes were registered under the Securities Act pursuant to a Registration Statement on Form F-3 (File No. 333-12612) relating to debt securities to be offered and sold on a delayed basis pursuant to Rule 415 under the Securities Act that was declared effective on October 4, 2000. The Company has not conducted any other registered offerings of securities under the Securities Act.

Item 3. Foreign Listing and Primary Trading Market

Not applicable.

Item 4. Comparative Trading Volume Data

Not applicable.

Item 5. Alternative Record Holder Information

Not applicable.

Item 6. Debt Securities

The 2005 Notes were repaid in full in accordance with their terms on the stated maturity on October 1, 2005, and no 2005 Notes remain outstanding.

The 2009 Notes and the 2010 Notes have been issued in the form of global securities which have been deposited with, or on behalf of, The Depository Trust Company (“DTC”), as depositary, and registered in the name of Cede & Co. All beneficial interests in the 2009 Notes and 2010 Notes are represented through book-entry accounts of financial institutions acting on behalf of beneficial owners as direct and indirect participants in DTC. As of April 30, 2007, each of the 2009 Notes and the 2010 Notes were held by fewer than 300 holders of record on a worldwide basis. In particular, as of April 30, 2007, the 2009 Notes were held by 20 direct participants of DTC and the 2010 Notes were held by 13 direct participants of DTC.

Item 7. Notice Requirement

On June 14, 2007, the Company published a notice, as required by Rule 12h-6(h) under the Exchange Act, disclosing, among other things, its intent to terminate its reporting obligations under Section 15(d) of the Exchange Act. On the same date, the Company submitted to the SEC a copy of such notice under cover of a Form 6-K.

The Company used various international news wire services, including, for example, Bloomberg News, CNN, Dow Jones Newswires, Financial Times and Reuters, to disseminate such notice in the United States.

Item 8. Prior Form 15 Filers

Not applicable.

PART II

Item 9. Rule 12g3-2(b) Exemption

Immediately after the filing of this Form 15F, the Company will submit to the SEC an application for the establishment of an exemption from the registration requirements of Section 12(g) of the Exchange Act pursuant to Rule 12g3-2(b) promulgated thereunder. The Company will publish the information required under Rule 12g3-2(b)(1)(iii) on its corporate website at http://www.mtr.com.hk.

PART III

Item 10. Exhibits

None.

Item 11. Undertakings

The undersigned issuer hereby undertakes to withdraw this Form 15F if, at any time before the effectiveness of its termination of reporting under Rule 12h-6, it has actual knowledge of information that causes it reasonably to believe that, at the time of filing the Form 15F:

(1)	The average daily trading volume of its subject class of securities in the United States exceeded 5 percent of the average daily trading volume of that class of securities on a worldwide basis for the same recent 12-month period that the issuer used for purposes of Rule 12h-6(a)(4)(i);

(2)	Its subject class of securities was held of record by 300 or more United States residents or 300 or more persons worldwide, if proceeding under Rule 12h-6(a)(4)(ii) or Rule 12h-6(c); or

(3)	It otherwise did not qualify for termination of its Exchange Act reporting obligations under Rule 12h-6.

Signature

Pursuant to the requirements of the Securities Exchange Act of 1934, MTR Corporation Limited has duly authorized the undersigned person to sign on its behalf this certification on Form 15F. In so doing, MTR Corporation Limited certifies that, as represented on this Form, it has complied with all of the conditions set forth in Rule 12h-6 for terminating its registration under Section 12(g) of the Exchange Act, or its duty to file reports under Section 13(a) or Section 15(d) of the Exchange Act, or both.

MTR CORPORATION LIMITED

By:	/s/ Jimmy Lau
Name:	Jimmy Lau
Title:	General Manager - Financial Control and Treasury

Date: June 14, 2007

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